VINCI

Rueil, 7 november 2002

02060406

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

02 NOV 15 AM 9:54

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) - File N° 82-4781

SUPPL

Dear Madam,

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Please find enclosed recently issued press releases :

- VINCI subsidiary GTIE and the Cofathec Group win the Laser Megajoule climate control and fluid distribution systems contract,
- Eurovia (Vinci Group) signs a 117 million euro contract in the Czech Republic,
- VINCI wins a 28 million euro contract in Egypt.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

Christian Labeyrie
Chief Financial Officer

dlw 12/10

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

Société Anonyme au capital de 858 911 560 Euros
RCS 552 037 806 Nanterre - TVA FR 32 552 037 806

VINCI

Rueil-Malmaison, 4 October 2002

PRESS RELEASE

VINCI subsidiary GTIE and the Cofathec Group win the Laser Megajoule climate control and fluid distribution systems contract

Tunzini (a GTIE subsidiary) has been awarded, in partnership with Omega Concept (Cofathec Group), the contract for climate control and fluid distribution systems for the Laser Megajoule (LMJ) project.

The LMJ is one of the large experimental facilities of the Simulation program designed to ensure ongoing deterrence without resorting to nuclear testing. The high-powered laser will be built at the CEA-CESTA (study centre under the Atomic Energy Commission's Military Applications Directorate) facility. Its 240 beams will focus 1.8 megajoules of energy on a target placed in a vacuum at the centre of an 11 metre diameter test chamber.

Construction will get under way in the first quarter of 2003. The overall duration of the contract (engineering studies, procurement, assembly and testing) is 51 months starting with the order to proceed with engineering studies (i.e. four and a half years of work, with an 18 month studies phase). At the height of activity the work carried out by Omega Concept and Tunzini will require the presence of 250 people on the site.

The LMJ facility is made up of a building of approximately 300 m length, 150 m width and 45 m height; 4 laser halls and an experiment room 33 m in diameter and 36,5 m high in which the target, protected by an 11 metre diameter sphere, will be placed.

The contract includes the following services, which require a high level of technical sophistication, given the specific requirements of the LMJ:

- air conditioning of the buildings, as well as thermal production and distribution – cold, heat and steam.
- treatment and distribution of fluids
- clean control – clean rooms
- treatment and distribution of vacuums.

Tunzini, the climate control specialist within the GTIE Group, is well known for its ability to handle large-scale projects. With 15 facilities in France, Tunzini has 700 employees and generated net sales of 104 million euros in 2001.

GTIE is the Energy-Information division of VINCI, the world leader in concessions, construction and associated services. GTIE, with its information technology and energy expertise, designs, implements and maintains solutions for industry, the service sector and local administrations. With net sales of 3 billion euros, of which 30% is generated outside France, GTIE is a major European player on its markets. GTIE employs 27,000 people in 800 companies operating as a network in over 20 countries.

Press contact: Virginie Christnacht
Tel.: 33 (0)1 47 16 31 82
Fax: 33 (0)1 47 16 33 88
e-mail: vchirstnacht@vinci.com
This press release is available in French, English and German on the VINCI website:
www.vinci.com

VINCI

Rueil-Malmaison, 14 October 2002

PRESS RELEASE

Eurovia (VINCI Group) signs a 117 million euro contract in the Czech Republic

SSZ, Eurovia's subsidiary in the Czech Republic, will start construction in November on the Trmice – Knicice section of the D8 motorway linking Prague and Dresden, Germany.

The 12.24 km long, 2 x 2 lane motorway project also involves the construction of 4 interchanges. Work will include earthmoving, construction of pavements requiring, among other things, 168,000 tons of hot mix and construction of a 300 metre retaining wall and a 652 metre noise barrier.

This major contract is further confirmation of Eurovia's leading position on the Czech market, where the company generates net sales of nearly 400 million euros.

Eurovia, the leading European roadworks company, generated net sales of 5.5 million euros in 2001.

Press contact: Virginie CHRISTNACHT
Tel.: 33 (0)1 47 16 31 82
Fax: 33 (0)47 16 33 88
e-mail: vchristnacht@ vinci.com
This press release is available in French, English and German
on the VINCI website: www.vinci.com

VINCI

Rueil-Malmaison, 17 October 2002

Press release

VINCI wins a 28 million euro contract in Egypt

Through its subsidiary VINCI Construction Grands Projets, VINCI signed a contract with Bechtel on 12 October 2002 to build two LNG tanks with a capacity of 140,000 m^3 each. The project is to be built at Idku, Egypt, 50 km from Alexandria on the Mediterranean coast.

The value of the project, which will be carried out in a consortium with MHI (Mitsubishi Heavy Industry), is 70.3 million euros. The civil engineering part of the contract, to be built by VINCI Construction Grands Projets, is 28 million euros.

Work will start immediately and should be completed by June 2005.

VINCI Construction Grands Projets has been operating on the liquefied natural gas tank market for over 20 years and has built tanks in France (Fos sur Mer), Qatar and Nigeria in particular. These tanks optimise the storage of liquefied natural gas, a non-polluting source of energy with reserves exceeding those of oil.

In 2001, VINCI Construction Grands Projets generated net sales of 595.4 million euros and net income of 23 million euros.

Press contact: Virginie CHRISTNACHT
Tel.: 33 (0)1 47 16 31 82
Fax: 33 (0)47 16 33 88
e-mail: vchristnacht@ vinci.com
This press release is available in French, English and German
on the VINCI website: www.vinci.com